

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Bruce E. Schreiner
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

      Re: Sense Technologies Inc.
             Form 10-KSB/A for the year ended February 28, 2007
             Filed July 17, 2007
             File No. 000-29990

Dear Mr. Schreiner:

      We have reviewed your October 29, 2008, response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Form 10-KSB/A for the year ended February 28, 2007</u>
<u>General</u>

1. We note that the majority of your officers and directors are US citizens, that more than 50% of your assets are in the US, and that your business is principally administered in the US. If our understanding is correct, please explain to us, in detail, the business reasons why you elected to use BDO Dunwoody LLP, a Canadian member firm of BDO International as your auditor, rather than BDO

Seidman LLP or some other US firm. Further, if McElravy, Kinchen & Associates P.C. is not a US firm, please explain the reasons for this selection, as well. In this regard, please note that you no longer appear to qualify as a foreign private issuer. We may have further comments upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief